ALLSTATE LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                          3100 Sanders Road , Suite J5B
                         Northbrook, Illinois 60062-7154



CHARLES M. SMITH, JR.                          Writer's Direct Dial 847 402-1790
Assistant Counsel                              Facsimile: 847 402-3781

January 7, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allstate Financial Advisors Separate Account I (successor to Glenbrook Life Multi-Manager Variable Account) ("Registrant")
         Initial Registration Statement on Form N-4
         File Nos. 333-121683 and 811-07541

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I hereby request withdrawal of the above referenced initial registration statement (the "Registration Statement") on Form N-4 as filed with the Securities and Exchange Commission ("Commission") on December 28, 2004. I am requesting withdrawal because the Registration Statement was erroneously filed under the wrong registrant, Glenbrook Life Multi-Manager Variable Account. The correct registrant for the contracts described in the Registration Statement is Allstate Financial Advisors Separate Account I. On December 29, 2004, Registrant filed a corrected registration statement for the contacts (file no. 333-121687).

For the foregoing reasons, I submit that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission's staff is greatly appreciated in this matter.

Please direct any question or comment to me at 847-402-1790.

Sincerely,


/s/ CHARLES M. SMITH
---------------------
Charles M. Smith